Ardagh Metal Packaging S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Metal Packaging S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Ardagh Metal Packaging S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Exhibit 99.2. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Ardagh Metal Packaging S.A.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 3 to the consolidated financial statements, the Company’s revenue is generated from the sale of metal cans and can ends primarily for the beverage markets. Revenue is recognized when control of a good has transferred to the customer. For certain contracts, the Company manufactures products for customers that have no alternative use and for which the Company has an enforceable right to payment for production completed to date. For such products that have no alternative use and where an enforceable right to payment exists, the Company recognizes revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods, as the Company satisfies the contractual performance obligations for those contracts. Contract assets represent revenue recognized over time, based on production completed, not yet billed to customers, in accordance with the Company’s revenue recognition policy. For all other contracts, the Company recognizes revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes. The Company's total revenue was $5,497 million for the year ended December 31, 2025.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is the high degree of audit effort in performing procedures related to the Company’s revenue recognition.

Ardagh Metal Packaging S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of revenue at the transaction price once the Company satisfies a performance obligation. These procedures also included, among others (i) testing certain revenue transactions by tracing the transaction details to the sales order, the related shipping document and billing document in the system and the related cash receipt or the detailed listing of accounts receivable as of year end; (ii) testing revenue transactions, on a sample basis, by obtaining and inspecting source documents, such as sales contracts, purchase orders, billing documents, shipping documents, and cash receipts; (iii) where customer rebates are applicable, obtaining and inspecting support for the nature of the rebate, the amount, and agreement with the customer;  (iv) confirming outstanding customer invoice balances at year end on a sample basis, and for confirmations not returned, obtaining and inspecting source documents, such as billing documents, sales contracts, shipping documents, and subsequent cash receipts; and (v) on a sample basis, testing the completeness and accuracy of data utilized by management in calculating the contract asset for revenue recognized over time.

/s/PricewaterhouseCoopers

Dublin, Ireland

February 26, 2026

We have served as the Company’s auditor since 2020.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2025			Year ended December 31, 2024			Year ended December 31, 2023
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total	items	items	Total
	Note	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m
			Note 5			Note 5			Note 5
Revenue	4	5,497	—	5,497	4,908	—	4,908	4,812	—	4,812
Cost of sales		(4,800)	(16)	(4,816)	(4,262)	(16)	(4,278)	(4,246)	(92)	(4,338)
Gross profit		697	(16)	681	646	(16)	630	566	(92)	474
Sales, general and administration expenses		(283)	(16)	(299)	(283)	(5)	(288)	(241)	(14)	(255)
Intangible amortization	10	(138)	—	(138)	(140)	—	(140)	(143)	—	(143)
Operating profit		276	(32)	244	223	(21)	202	182	(106)	76
Net finance expense	6	(226)	(14)	(240)	(205)	13	(192)	(205)	58	(147)
(Loss)/profit before tax		50	(46)	4	18	(8)	10	(23)	(48)	(71)
Income tax credit/(charge)	7	(15)	22	7	(5)	(8)	(13)	7	14	21
Profit/(loss) for the year		35	(24)	11	13	(16)	(3)	(16)	(34)	(50)

Profit/(loss) attributable to:
Equity holders				11			(3)			(50)
Non-controlling interests				—			—			—
Profit/(loss) for the year				11			(3)			(50)

Loss per share
Basic and diluted loss per share attributable to equity holders	8			$(0.02)			$(0.05)			$(0.12)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2025	2024	2023
	Note	$’m	$’m	$’m
Profit/(loss) for the year		11	(3)	(50)
Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the year		(50)	10	8
		(50)	10	8
Effective portion of changes in fair value of cash flow hedges
– New fair value adjustments into reserve		12	19	(76)
– Movement out of reserve to income statement		21	(4)	12
– Movement in deferred tax		(5)	(2)	4
		28	13	(60)
Gain recognized on cost of hedging
– New fair value adjustments into reserve		(1)	—	—
– Movement out of reserve to income statement		1	—	—
		—	—	—
Items that will not be reclassified to income statement
– Remeasurement of employee benefit obligations	21	21	(3)	(16)
– Deferred tax movement on employee benefit obligations		(4)	1	4
		17	(2)	(12)

Total other comprehensive (expense)/income for the year		(5)	21	(64)

Total comprehensive income/(expense) for the year		6	18	(114)

Attributable to:
Equity holders		5	18	(114)
Non-controlling interests		1	—	—
Total comprehensive income/(expense) for the year		6	18	(114)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2025	2024
	Note	$’m	$’m
Non-current assets
Intangible assets	10	1,181	1,223
Property, plant and equipment	11	2,515	2,480
Derivative financial instruments	20	2	2
Deferred tax assets	13	62	64
Employee benefit assets	21	15	10
Other non-current assets	12	64	53
		3,839	3,832
Current assets
Inventories	14	509	382
Trade and other receivables	15	467	332
Contract assets	16	267	251
Income tax receivable		34	35
Derivative financial instruments	20	41	20
Cash, cash equivalents and restricted cash	17	522	610
		1,840	1,630
TOTAL ASSETS		5,679	5,462

Equity attributable to owners of the parent
Equity share capital	18	7	267
Share premium	18	5,989	5,989
Other reserves		(5,707)	(5,660)
Retained earnings		(972)	(738)
		(683)	(142)
Non-controlling interests		8	6
TOTAL EQUITY		(675)	(136)

Non-current liabilities
Borrowings	20	4,301	3,797
Employee benefit obligations	21	152	154
Derivative financial instruments	20	20	21
Deferred tax liabilities	13	117	141
Other liabilities and provisions	22	35	37
		4,625	4,150
Current liabilities
Borrowings	20	118	105
Interest payable		18	19
Derivative financial instruments	20	17	32
Trade and other payables	23	1,539	1,250
Income tax payable		27	28
Other liabilities and provisions	22	10	14
		1,729	1,448
TOTAL LIABILITIES		6,354	5,598
TOTAL EQUITY and LIABILITIES		5,679	5,462

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent

			Foreign	Cash
			currency	flow				Non-
	Share	Share	translation	hedge	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserves	earnings	Total	interests	equity
	$’m	$’m	$'m	$'m	$’m	$’m	$’m	$’m	$’m
	Note 18	Note 18			Note 18
At January 1, 2023	267	5,989	(18)	8	(5,647)	(144)	455	—	455
Loss for the year	—	—	—	—	—	(50)	(50)	—	(50)
Total other comprehensive income/(expense) for the year	—	—	8	(60)	—	(12)	(64)	—	(64)
Hedging losses transferred to cost of inventory	—	—	—	29	—	—	29	—	29
Transactions with owners in their capacity as owners
NOMOQ acquisition (Note 11)	—	—	—	—	(7)	—	(7)	6	(1)
Dividends (Note 25)	—	—	—	—	—	(263)	(263)	—	(263)
At December 31, 2023	267	5,989	(10)	(23)	(5,654)	(469)	100	6	106

At January 1, 2024	267	5,989	(10)	(23)	(5,654)	(469)	100	6	106
Loss for the year	—	—	—	—	—	(3)	(3)	—	(3)
Total other comprehensive income/(expense) for the year	—	—	10	13	—	(2)	21	—	21
Hedging losses transferred to cost of inventory	—	—	—	2	—	—	2	—	2
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 22)	—	—	—	—	2	—	2	—	2
Dividends (Note 25)	—	—	—	—	—	(264)	(264)	—	(264)
At December 31, 2024	267	5,989	—	(8)	(5,652)	(738)	(142)	6	(136)

At January 1, 2025	267	5,989	—	(8)	(5,652)	(738)	(142)	6	(136)
Profit for the year	—	—	—	—	—	11	11	—	11
Total other comprehensive (expense)/income for the year	—	—	(51)	28	—	17	(6)	1	(5)
Hedging losses transferred to cost of inventory	—	—	—	6	—	—	6	—	6
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 22)	—	—	—	—	(1)	—	(1)	1	—
Redemption of Preferred Shares (Note 18)	(260)	—	(29)	—	—	—	(289)	—	(289)
Dividends (Note 25)	—	—	—	—	—	(262)	(262)	—	(262)
At December 31, 2025	7	5,989	(80)	26	(5,653)	(972)	(683)	8	(675)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2025	2024	2023
	Note	$’m	$’m	$’m
Cash flows from operating activities
Cash generated from operations	24	718	659	814
Net interest paid		(202)	(189)	(174)
Settlement of foreign currency derivative financial instruments		(41)	8	(10)
Income tax paid		(26)	(28)	(14)
Net cash from operating activities		449	450	616

Cash flows used in investing activities
Purchase of property, plant and equipment		(173)	(167)	(368)
Purchase of intangible assets		(11)	(20)	(11)
Proceeds from disposal of property, plant and equipment		—	8	1
Net cash used in investing activities		(184)	(179)	(378)

Cash flows used in financing activities
Proceeds from borrowings	20	1,309	517	79
Repayment of borrowings	20	(957)	(229)	(83)
Redemption of Preferred Shares	18	(289)	—	—
Lease payments		(111)	(97)	(78)
Dividends paid	25	(262)	(264)	(263)
Deferred debt issue costs paid		(17)	(8)	(3)
Consideration paid on termination of derivative financial instruments	20	(35)	—	—
Exceptional early redemption premium paid		(12)	—	—
Net cash used in financing activities		(374)	(81)	(348)

Net (decrease)/increase in cash, cash equivalents and restricted cash		(109)	190	(110)

Cash, cash equivalents and restricted cash at the beginning of the year	17	610	443	555
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash		21	(23)	(2)
Cash, cash equivalents and restricted cash at the end of the year	17	522	610	443

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

On November 13, 2025, the Company announced that on November 12, 2025, Ardagh Group S.A. (“AGSA”) reported that it had completed a comprehensive recapitalization transaction in respect of certain debt of AGSA and its affiliates (the “Transaction”). As part of the Transaction, a debt-for-equity swap was effected pursuant to which certain holders of AGSA’s and its affiliates’ indebtedness acquired indirect ownership of AGSA through Ardagh Holdings S.A. (formerly Yeoman Capital S.A.). Following completion of the Transaction, the ultimate parent of the Company is Ardagh Holdings S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”), which indirectly owns approximately 76% of the issued ordinary shares of the Company. The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure.

The Transaction had no impact on the listing of AMPSA’s shares or the capital structure of AMPSA or its subsidiaries and AMPSA has remained a subsidiary of the Ardagh Group under the terms of the Transaction.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMPSA operates 23 production facilities in Europe and the Americas, and employs approximately 6,500 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating subsidiaries forming the Group are listed in note 26.

The material accounting policies that have been applied to the consolidated financial statements are described in note 3.

2.  Statement of directors’ approval

The consolidated financial statements were approved for issue by the board of directors of AMPSA (the “Board”) on February 24, 2026.

Ardagh Metal Packaging S.A.

3.  Summary of material accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”). IFRS Accounting Standards are comprised of standards and interpretations approved by the IASB, and standards and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS Accounting Standards hereafter should be construed as references to IFRS Accounting Standards as issued by the IASB.

The consolidated financial statements are presented in U.S. dollar, rounded to the nearest million, and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and Earnout Shares (as defined in note 22) are stated at fair value;
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments section of this note.

Going concern

At the date that the consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least December 31, 2026.

In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and availability of committed borrowing facilities, the Transaction (see note 1), and external factors including the evolving trade and tariff environment, and economic and exchange rate volatility linked to political and geopolitical risks. As a result, it is the Board’s judgment that it is appropriate to prepare the consolidated financial statements on the going concern basis.

Ardagh Metal Packaging S.A.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2025 have been assessed by the Board. None of these new standards or amendments to existing standards effective January 1, 2025 have had or are expected to have a material impact for the Group.

Recent accounting pronouncements

New standards and amendments to existing standards and interpretations which are effective for annual periods beginning on or after January 1, 2026, and have not been early adopted by the Group include IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which will replace IAS 1 ‘Presentation of Financial Statements.’  IFRS 18 will retain many of the principles from IAS 1 with limited changes, in particular, it will not impact the recognition or measurement of items in the financial statements, or items which are presented in the income statement. IFRS 18 will introduce new presentation of items within the income statement, new required disclosures in the financial statements for certain management defined performance measures reported outside of an entity’s financial statements, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective for annual periods beginning on or after January 1, 2027 with retrospective application to all comparative periods. The Board’s assessment of the impact of this standard on the consolidated financial statements is on-going.

The Board’s assessment of the impact of other new or amended standards which are not yet effective and which have not been early adopted by the Group, including various Amendments to IFRS 9 and IFRS 7 regarding ‘Contracts Referencing Nature-dependent Electricity’ and ‘Classification and the Measurement of Financial Instruments’, and IFRS 19 ‘Subsidiaries without Public Accountability’ is on-going however they are not expected to have a material effect on the consolidated financial statements.

Basis of consolidation

(i)	Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the functional currency of that legal entity. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree

Ardagh Metal Packaging S.A.

in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii)	Transactions eliminated on consolidation

Transactions, balances and gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv)  Transactions with Ardagh Group S.A. and its subsidiaries

      Any unsettled balances between the Group and the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

(ii)	Foreign currency transactions

Items included in the consolidated financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign operation (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below.

(iii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the

Ardagh Metal Packaging S.A.

year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognized in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non-monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combination and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Intangible assets

Intangible assets are initially recognized at cost.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognized at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Ardagh Metal Packaging S.A.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortization of intangible assets is calculated to write-off the book value of finite lived intangible assets over their useful lives on a straight-line basis, on the assumption of zero residual value. Management estimates the useful lives within the following ranges:

Computer software	2 – 7 years
Customer relationships	5 – 15 years
Technology	5 – 15 years

(i) Computer software

Computer software development costs are recognized as assets. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(ii) Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortization.

(iii) Technology

Technology based intangibles acquired in a business combination are recognized at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv) Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalized if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalized. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilized.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Ardagh Metal Packaging S.A.

(ii)	Leased assets

At the lease commencement date or the effective date of a lease modification, the Group recognizes a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The incremental borrowing rate is the discount rate the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group combines lease and non-lease components and accounts for them as a single lease component with the exception of the dunnage asset class. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

(iii)	Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de-recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)	Depreciation

Depreciation of owned assets is charged to the consolidated income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	20 – 40 years
Plant, machinery and other	3 – 20 years
Dunnage and other	3 – 10 years

Right-of-use assets are depreciated on a straight-line basis over the shorter of its useful life and the lease term. Where the lease contains a transfer of ownership or a purchase option which is reasonably certain to be exercised, the right-of-use asset is depreciated over the useful life of the underlying asset.

Assets’ useful lives and residual values are adjusted, if appropriate, at each reporting date.

Joint operation

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights and obligations to the individual assets and liabilities relating to the arrangement. An investment in a joint operation is accounted for by each party recognizing its agreed share of interest in any assets, liabilities and related expense or income.

Ardagh Metal Packaging S.A.

Impairment of non-financial assets

Assets that have an indefinite useful economic life are not subject to amortization and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long-lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long-lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to dispose and value in use. In assessing fair value less costs to dispose, management uses a market approach, applying a multiple to Adjusted EBITDA for the year ended December 31, 2025. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Equity transactions

(i)	Share repurchases

When shares are repurchased, the amount of consideration paid together with any directly related expense is presented as a deduction of equity within treasury shares until such shares are canceled, at which time the amount is reclassified from treasury shares to share capital and retained earnings, respectively, with no gain or loss recognized either upon initial repurchase or subsequent cancelation.

Ardagh Metal Packaging S.A.

(ii)	Preferred shares

Preferred shares are classified as equity if there are no contractual obligations to deliver any cash or another financial asset under the respective terms of the instrument. If there is a contractual obligation to deliver cash or another financial asset, the instrument is either a financial liability in its entirety in the case of non-discretionary payments for principal and dividends, or a compound interest with a liability and an equity component, if dividend payments are at the full discretion of the Group. See note 18 for further details.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash, cash equivalents and restricted cash, borrowings, trade and other payables, and the Private and Public Warrants and Earnout Shares (as defined in note 22). Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognized initially at fair value, which equals the transaction price, unless a significant financing component is included, and thereafter are measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. The Group uses estimates based on expected credit losses and current information in determining the level of debts for which a specific allowance for impairment is required. For all other trade receivables, the Group uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(ii)	Securitized assets

The Group has entered into securitization transactions involving certain of its trade receivables. The securitized assets are recognized on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

The Group has also entered into a Global Asset Based Loan Facility (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognized on the statement of financial position.

(iii)	Contract assets

Contract assets represent revenue required to be accelerated or recognized over time, based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognized using an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

Ardagh Metal Packaging S.A.

(iv)	Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash include cash on hand and call deposits held with bank and financial institutions and restricted cash. Cash, cash equivalents and restricted cash are carried at amortized cost.

Short-term bank deposits of greater than three months’ maturity which do not meet the definition of cash, cash equivalents and restricted cash are classified as financial assets within current assets and stated at amortized cost.

Restricted cash comprises cash held by the Group but which is ring-fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

(v)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge instrument is more than 12 months and as a current asset or liability when the remaining maturity of the hedge instrument is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are transferred to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of

Ardagh Metal Packaging S.A.

non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recycled to the consolidated income statement.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognized immediately in the consolidated income statement within finance income or expense.

Fair value measurement

The Group measures derivative financial instruments, employee benefit assets and Private and Public Warrants and Earnout Shares at fair value at each reporting date. Fair value related disclosures for assets and liabilities that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

●	Disclosures of valuation methods, significant estimates and assumptions (notes 20 and 21)
●	Quantitative disclosures of fair value measurement hierarchy (note 20)
●	Financial instruments (including those carried at amortized cost) (note 20)
●	Private and Public Warrants and Earnout Shares (note 22)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Ardagh Metal Packaging S.A.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The asset or liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the net of the present value of the defined benefit obligation and the fair value of plan assets at the reporting date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs and past service credits are recognized immediately in the consolidated income statement.

(ii)	Other long-term employee benefits

The Group’s obligations in respect of other long-term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the consolidated statement of comprehensive income in the period in which they arise.

(iii)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Ardagh Metal Packaging S.A.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Our products include metal cans primarily for the beverage markets with consumer-driven demand. In addition to metal cans, the Group manufactures and supplies a wide range of can ends. Cans and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms and conditions for subsequent individual purchase orders for our goods and services. In the context of the revenue recognition standard IFRS 15 ‘Revenue from Contracts with Customers’, an enforceable contract identifies each party’s enforceable rights regarding the goods or services to be transferred. The Group has concluded that under this accounting standard only individual purchase orders meet such definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The payment terms of the Group are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The Group has concluded that it has such enforceable right to payment plus a reasonable margin once it receives an individual purchase order. Therefore, for such products that have no alternative use and where an enforceable right to payment exists, the Group will recognize revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

The Group often sells products with rebates and cash discounts based on cumulative sales over a period. Such rebate and cash discount consideration is only recognized when it is highly probable that it will not be subsequently reversed and is recognized using the most likely amount depending on the individual contractual terms.

Exceptional items

The Group’s consolidated income statement, consolidated statement of cash flows and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be

Ardagh Metal Packaging S.A.

disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the specific items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items.

Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the reporting date are classified as exceptional items payable.

Net finance expense

Finance income comprises interest income on funds invested, gains on derecognition of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), related party borrowings, interest cost on leases, certain net foreign currency translation gains or losses related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings and derecognition of financial assets, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, unless the transaction gives rise to

Ardagh Metal Packaging S.A.

equal and offsetting temporary differences, in which case a corresponding deferred tax asset and liability is recognized. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting regularly provided to the CODM in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where uncertain tax treatments exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group considers whether it is probable that the relevant authority will accept each uncertain tax treatment, or group of uncertain tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.

The Group measures tax uncertainties using its best estimate of likely outcomes. This estimate relies on estimates and assumptions and may involve judgments about future events.

Ardagh Metal Packaging S.A.

Corporate activity including acquisitions, disposals and reorganizations often create tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all taxation liabilities that are probable to arise from such activities.

New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations.

Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(ii)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19 ‘Employee Benefits’ to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long-term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long-term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in note 21.

(iii)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in management’s definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation of Financial Statements’, which permits the inclusion of line items and subtotals that improve the understanding of performance.

(iv) Valuation of Earnout Shares

The Group follows the guidance of IAS 32 ‘Financial Instruments: Presentation’ in accounting for the Earnout Shares (as defined in note 22). The Earnout Shares are recorded as a financial liability and measured at fair value at each reporting date, and are considered a critical accounting estimate in the comparative financial periods included in this annual report. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the fair value of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 22.

Ardagh Metal Packaging S.A.

4.  Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the CODM.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Profit/(loss) for the year	11	(3)	(50)
Income tax (credit)/charge (note 7)	(7)	13	(21)
Net finance expense (note 6)	240	192	147
Depreciation and amortization (notes 10, 11)	463	449	418
Exceptional operating items (note 5)	32	21	106
Adjusted EBITDA	739	672	600

The segment results for the year ended December 31, 2025 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,307	3,190	5,497
Adjusted EBITDA	272	467	739
Capital expenditure	96	88	184
Segment assets	2,740	2,939	5,679

The segment results for the year ended December 31, 2024 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,161	2,747	4,908
Adjusted EBITDA	257	415	672
Capital expenditure	76	103	179
Segment assets	2,589	2,873	5,462

Ardagh Metal Packaging S.A.

The segment results for the year ended December 31, 2023 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,030	2,782	4,812
Adjusted EBITDA	211	389	600
Capital expenditure	155	223	378
Segment assets	2,648	3,021	5,669

One customer accounted for greater than 10% of total revenue in 2025 (2024: one; 2023: one).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, employee benefit assets, other non-current assets, inventories, trade and other receivables, contract assets, income tax receivable and cash, cash equivalents, and restricted cash. The material accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in note 3.

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended December 31,
	2025	2024	2023
Revenue	$’m	$’m	$’m
U.S.	2,552	2,122	2,307
UK	551	509	495

The revenue above is attributed to countries on a destination basis.

Non-current assets, excluding derivative financial instrument assets, deferred tax assets, employee benefit assets and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 45% (2024: 47%), Brazil 17% (2024: 17%) and Germany 14% (2024: 13%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $nil (2024: $nil, 2023: $nil) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2024: $nil).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

Ardagh Metal Packaging S.A.

Disaggregation of revenue

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,275	7	25	2,307
Americas	–	2,707	483	3,190
Group	2,275	2,714	508	5,497

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,134	3	24	2,161
Americas	–	2,295	452	2,747
Group	2,134	2,298	476	4,908

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,010	7	13	2,030
Americas	–	2,311	471	2,782
Group	2,010	2,318	484	4,812

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Over time	4,367	3,876	3,831
Point in time	1,130	1,032	981
Total	5,497	4,908	4,812

Ardagh Metal Packaging S.A.

5.  Exceptional items

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Start-up related and other costs	6	24	36
Impairment charge/(reversal) - property, plant and equipment	10	(4)	18
Restructuring (credit)/charge	—	(4)	38
Exceptional items – cost of sales	16	16	92
Transaction-related and other costs	16	5	14
Exceptional items – SG&A expenses	16	5	14
Exceptional finance expense/(income)	14	(13)	(58)
Exceptional items – finance expense/(income)	14	(13)	(58)
Exceptional income tax (credit)/charge (note 7)	(22)	8	(14)
Total exceptional items, net of tax	24	16	34

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2025

A net charge of $24 million has been recognized as exceptional items for the year ended December 31, 2025, primarily comprising:

●	$6 million start-up related and other costs in the Americas ($3 million) and in Europe ($3 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the year resulting in certain of the initial costs incurred no longer being recoverable.
●	$16 million of transaction-related and other costs, comprised principally of real estate transfer tax and other costs in connection with the Transaction, together with professional advisory fees and other costs incurred in respect of the Group's transformation initiatives.
●	$14 million net exceptional finance expenses includes premiums payable on and accelerated amortization of deferred debt issue costs and other expenses related to (i) the early redemption of the Group's $600 million 6.000% Senior Secured Green Notes due 2027; (ii) repayment of the Senior Secured Term Loan; and (iii) termination of the Group's cross currency interest rate swaps (“CCIRS”) in December 2025 (note 20), partly offset by a gain on the movements in fair value of the Earnout Shares and Private and Public Warrants (note 22).
●	Tax credits of $22 million have been recognized in relation to exceptional items.

2024

A net charge of $16 million has been recognized as exceptional items for the year ended December 31, 2024, primarily comprising:

●	$24 million start-up related and other costs in the Americas ($15 million) and in Europe ($9 million), primarily relating to the Group’s investment programs.

Ardagh Metal Packaging S.A.

●	A $4 million credit relating to property, plant and equipment in Whitehouse, Ohio, which was disposed of or re-distributed for use elsewhere in the Americas operating network during the year resulting in a part-reversal of the impairment charge previously recognized in respect of the plant closure completed in February 2024.
●	A $4 million credit primarily relating to restructuring costs provided for in the prior year for the closure of the Whitehouse facility has also been recognized, in respect of costs no longer expected to be incurred.
●	$5 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$13 million exceptional finance income primarily relates to a gain on movements in the fair market values of the Earnout Shares, Private and Public Warrants.
●	Tax charges of $8 million have been recognized in relation to exceptional items.

2023

A net charge of $34 million has been recognized as exceptional items for the year ended December 31, 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.
●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.

Ardagh Metal Packaging S.A.

●	Tax credits of $14 million have been recognized in relation to exceptional items.

6.  Net finance expense

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Senior Facilities interest expense*	158	140	132
Net pension interest cost (note 21)	5	5	5
Lease interest cost	23	25	24
Foreign currency translation loss	6	—	6
Loss/(gain) on derivative financial instruments	6	(5)	2
Other net finance expense	28	40	36
Net finance expense before exceptional items	226	205	205
Exceptional net finance expense/(income) (note 5)	14	(13)	(58)
Net finance expense	240	192	147

*Includes interest related to Senior Secured Green Notes, Senior Green Notes and, up to the date of repayment, the Senior Secured Term Loan.

During the year ended December 31, 2025, the Group recognized $23 million (2024: $25 million) of interest paid related to lease liabilities in cash used in operating activities in the consolidated statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangements.

7.  Income tax

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Current tax:
Current tax charge for the year	25	17	31
Adjustments in respect of prior years	(1)	(5)	(28)
Total current tax charge	24	12	3
Deferred tax:
Deferred tax (credit) for the year	(27)	(2)	(27)
Adjustments in respect of prior years	(4)	3	3
Total deferred tax (credit)/charge	(31)	1	(24)
Income tax (credit)/charge	(7)	13	(21)

Ardagh Metal Packaging S.A.

Reconciliation of income tax (credit)/charge and the profit/(loss) before tax multiplied by the domestic tax rate of the Company for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Profit/(loss) before tax	4	10	(71)
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 23.87% (2024 and 2023: 24.94%)	1	2	(18)
Tax losses for which no deferred income tax asset was recognized	2	14	25
Re-measurement of deferred taxes	3	—	—
Adjustment in respect of prior years	(5)	(2)	(25)
Income subject to state and other local income taxes	1	5	6
Income taxed at rates other than standard tax rates	(9)	(10)	(13)
Non-deductible and other items	—	4	4
Income tax (credit)/charge	(7)	13	(21)

The total income tax (credit)/charge outlined above for each year includes a tax credit of $22 million for the year ended December 31, 2025 (2024: $8 million charge; 2023: $14 million credit) recognized in relation to the items set out in Note 5 – Exceptional items.

Tax losses for which no deferred income tax asset was recognized relates to net operating losses and the carry-forward of interest expense in certain jurisdictions. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 23.87% rate, 24.94% in 2024 and 2023) on earnings and includes the non-taxable gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.

Adjustment in respect of prior years in the year ended December 31, 2023 includes tax credits of $29 million arising from a favorable Superior Court of Justice ruling in Brazil.

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which AMPSA is incorporated and is effective since 1 January 2024. The Group applies the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. The Group qualifies for Pillar Two transitional safe harbor exemptions in the majority of the jurisdictions in which the Group operates, and the Pillar Two rules do not have a material impact on the Group effective tax rate in the financial years ended December 31, 2025 and 2024. The Group is continuing to assess any future exposure to Pillar Two legislation.

Ardagh Metal Packaging S.A.

8. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) attributable to equity holders by the weighted average number of shares outstanding during the year.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Year ended December 31,
	2025	2024	2023
	$'m	$'m	$'m
Profit/(loss) attributable to equity holders as presented in the income statement	11	(3)	(50)
Less: Dividends on Preferred Shares (see note 25)	(22)	(24)	(24)
Loss attributable to equity holders used in calculating earnings per share	(11)	(27)	(74)
Weighted average number of Ordinary Shares for EPS (millions)	597.7	597.7	597.6
Loss per share	$(0.02)	$(0.05)	$(0.12)

Diluted loss per share is consistent with basic loss per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 18 for any details of transactions involving Ordinary Shares for the years ended December 31, 2025.

9.  Employee costs

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Wages and salaries	496	470	425
Social security costs	124	115	106
Defined benefit plan pension costs (note 21)	12	11	10
Defined contribution plan pension costs (note 21)	22	21	19
Group employee costs	654	617	560

	At December 31,
Employees	2025	2024	2023
Europe	3,600	3,472	3,497
Americas	2,898	2,858	2,940
Group	6,498	6,330	6,437

Ardagh Metal Packaging S.A.

10.  Intangible assets

	Goodwill	Customer relationships	Technology and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2024	999	352	10	21	1,382
Additions	—	—	10	14	24
Amortization charge	—	(129)	(3)	(8)	(140)
Exchange	(33)	(8)	(1)	(1)	(43)
At December 31, 2024	966	215	16	26	1,223

Cost	966	1,328	57	62	2,413
Accumulated amortization	—	(1,113)	(41)	(36)	(1,190)
Net book value at December 31, 2024	966	215	16	26	1,223

Net book value at January 1, 2025	966	215	16	26	1,223
Additions	—	—	8	4	12
Amortization charge	—	(126)	(3)	(9)	(138)
Exchange	69	11	2	2	84
At December 31, 2025	1,035	100	23	23	1,181

Cost	1,035	1,429	70	70	2,604
Accumulated amortization	—	(1,329)	(47)	(47)	(1,423)
Net book value at December 31, 2025	1,035	100	23	23	1,181

In 2022, the Ardagh Group and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share. In the year ended December 31, 2025, AMPSA capitalized costs associated with the development of the Joint IT Assets of approximately $4 million (2024: $4 million). The Joint IT Asset agreement is accounted for as a joint operation.

Impairment

The Group has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment at December 31, 2025 in accordance with IAS 36 ‘Impairment of Assets’. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a  significant impact on the carrying value or remaining useful lives of the intangible assets of the Group at December 31, 2025.

Ardagh Metal Packaging S.A.

Goodwill

Allocation of goodwill

Goodwill that originated from the acquisition of the Group by the Ardagh Group has been allocated to CGUs that are expected to benefit from synergies arising from that combination. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the groups of CGUs to which goodwill is allocated and tested for impairment, is set out below:

	At December 31,
	2025	2024
	$’m	$’m
Europe	596	527
Americas	439	439
Total goodwill	1,035	966

Impairment test for goodwill

The Group performs its impairment test of goodwill annually or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its annual goodwill impairment testing.

In assessing FVLCD, we have used a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended December 31, 2025. The multiple used is based on both AMPSA and comparable companies’ equity valuations and was further adjusted for disposal costs. The valuation is considered to be level 2 in the fair value hierarchy.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended December 31, 2025, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS 36 are not required.

Ardagh Metal Packaging S.A.

11.  Property, plant and equipment

		Plant,
	Land and	machinery	Dunnage
	buildings	and other	and other	Total
	$'m	$'m	$'m	$'m
Net book value at January 1, 2024	595	1,936	97	2,628
Additions	83	114	15	212
Disposals	(7)	(6)	—	(13)
Impairment reversal	—	4	—	4
Depreciation charge	(86)	(192)	(31)	(309)
Transfers*	45	(48)	3	—
Exchange	(9)	(32)	(1)	(42)
At December 31, 2024	621	1,776	83	2,480

Cost	927	2,666	218	3,811
Accumulated depreciation and impairment losses	(306)	(890)	(135)	(1,331)
Net book value at December 31, 2024	621	1,776	83	2,480

Net book value at January 1, 2025	621	1,776	83	2,480
Additions	95	159	20	274
Disposals	(1)	(2)	(1)	(4)
Impairment charge	—	(10)	—	(10)
Depreciation charge	(89)	(205)	(31)	(325)
Exchange	22	74	4	100
At December 31, 2025	648	1,792	75	2,515

Cost	1,047	2,898	247	4,192
Accumulated depreciation and impairment losses	(399)	(1,106)	(172)	(1,677)
Net book value at December 31, 2025	648	1,792	75	2,515

*Transfers during the prior year related to the final categorization of assets which were previously under construction in relation to certain business growth projects in the Americas.

Depreciation expense of $314 million (2024: $298 million; 2023: $257 million) has been charged in cost of sales and $11 million (2024: $11 million; 2023: $18 million) in sales, general and administration expenses.

Construction in progress at December 31, 2025 was $254 million (2024: $244 million).

Included in property, plant and equipment is an amount for land of $80 million (2024: $76 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2024: $nil).

Ardagh Metal Packaging S.A.

Impairment

During the year ended December 31, 2025, the Group recognized a $10 million impairment charge on property, plant and equipment in respect of early-stage capital expenditure for a proposed greenfield site development in Europe (note 5).

In the year ended December 31, 2024, the Group recognized a $4 million part-reversal of the impairment charge initially recognized in the previous year following the disposal of property, plant and equipment in the Americas, in addition to the re-distribution of certain of the plant and machinery to other facilities in the Group’s operating network.

The Group has considered the carrying value of the property, plant and equipment at December 31, 2025 and assessed the indicators of impairment in accordance with IAS 36. No such indicators of impairment were identified.

The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the property, plant and equipment of the Group at December 31, 2025.

Right of use assets — Net book value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

		Plant,	Dunnage
	Land and	machinery	and
	buildings	and other	other	Total
Net book value at December 31,	$’m	$’m	$’m	$’m
2025	137	226	29	392
2024	115	238	32	385

The increase in the net book value of the right-of-use assets at December 31, 2025 to $392 million is the result of total additions during the year to the right-of-use assets of $98 million and exchange gains of $10 million, partly offset by a depreciation charge of $100 million, comprised of land and buildings ($65 million), plant and machinery ($27 million) and dunnage and other ($8 million) and disposals of $1 million.

The decrease in the net book value of the right-of-use assets at December 31, 2024 to $385 million is primarily the result of a depreciation charge of $92 million, comprised of land and buildings ($63 million), plant and machinery ($22 million) and dunnage and other ($7 million), exchange loss of $5 million and disposals of $3 million, partly offset by total additions during the year to the right-of-use assets of $73 million.

The Group incurred variable lease expense of $42 million for the year ended December 31, 2025 (2024: $45 million, 2023: $40 million) primarily related to warehouse leases.

Capital commitments

The Group had contracted capital commitments in relation to property, plant and equipment at December 31, 2025, of $53 million (2024: $92 million, 2023: $124 million).

Ardagh Metal Packaging S.A.

12. Non-current assets

	Year ended December 31,
	2025	2024
	$’m	$’m
Customer receivables	40	36
Indirect tax and other non-current assets	24	17
	64	53

At December 31, 2025 and 2024, customer receivables include amounts recognized in respect of long-term contractual arrangements with customers and a long-term balance receivable from a customer following a court-supervised reorganization in 2023.

Non-current indirect taxes principally include indirect tax credits arising in the Americas which are expected to be utilized after more than one year from the reporting date.

13.  Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$’m	$’m	$’m
At January 1, 2023	216	(320)	(104)
Credited/(charged) to the income statement (note 7)	60	(36)	24
Credited to other comprehensive income	4	4	8
Exchange	3	(5)	(2)
At December 31, 2023	283	(357)	(74)
(Charged)/credited to the income statement (note 7)	(6)	5	(1)
(Charged)/credited to other comprehensive income	(3)	2	(1)
Exchange	(6)	5	(1)
At December 31, 2024	268	(345)	(77)
(Charged)/credited to the income statement (note 7)	(8)	39	31
Charged to other comprehensive income	(4)	(5)	(9)
Exchange	11	(11)	—
At December 31, 2025	267	(322)	(55)

Ardagh Metal Packaging S.A.

The components of deferred tax assets and liabilities are as follows:

	At December 31,
	2025	2024
	$’m	$’m
Tax losses	66	53
Employee benefit obligations	16	19
Depreciation timing differences (including leases)	120	123
Provisions	34	29
Other	31	44
	267	268
Available for offset	(205)	(204)
Deferred tax assets	62	64
Intangible assets	(74)	(85)
Accelerated depreciation and other fair value adjustments (including leases)	(227)	(246)
Other	(21)	(14)
	(322)	(345)
Available for offset	205	204
Deferred tax liabilities	(117)	(141)

The tax credit/(charge) recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Tax losses	9	16	14
Employee benefit obligations	(1)	(1)	3
Depreciation timing differences (including leases)	(7)	(21)	26
Provisions	4	—	(3)
Other deferred tax assets	(13)	—	20
Intangible assets	15	14	10
Accelerated depreciation and other fair value adjustments (including leases)	24	(8)	(49)
Other deferred tax liabilities	—	(1)	3
	31	(1)	24

Deferred tax assets are only recognized on tax loss carry forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts.

The Group did not recognize deferred tax assets of $1.2 billion (2024: $675 million, 2023: $155 million) in respect of tax losses amounting to $5.1 billion (2024: $2.9 billion, 2023: $729 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization. These losses include $36 million losses which do not expire, $159 million which expire between 2029 and 2032, and $4.9 billion which expire between 2038 and 2041 under current tax legislation.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the

Ardagh Metal Packaging S.A.

Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

14.  Inventories

	At December 31,
	2025	2024
	$’m	$’m
Raw materials and consumables	373	244
Work-in-progress	3	3
Finished goods	133	135
	509	382

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (note 20). There were no drawings under this facility at December 31, 2025 (2024: $nil).

The amounts recognized as a write-down in inventories or as a reversal of a write-down for the year ended December 31, 2025 were not material (2024: not material).

At December 31, 2025, the hedging loss included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold is $1 million (2024: $1 million).

15.  Trade and other receivables

	At December 31,
	2025	2024
	$’m	$’m
Trade receivables	351	224
Other receivables and prepayments	114	106
Related party receivables (note 26)	2	2
	467	332

Other receivables and prepayments include non-financial assets of $72 million (2024: $53 million) and value added tax recoverable of $33 million (2024: $45 million).

The fair values of trade and other receivables approximate the amounts shown above.

Movements on the provisions for impairment of trade receivables are as follows:

	2025	2024
	$'m	$'m
At January 1,	10	3
Provision for impairment of receivables	3	7
Receivables written off during the year as uncollectible	(1)	—
Net remeasurement of loss allowance	(3)	—
Exchange	1	—
At December 31,	10	10

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Ardagh Metal Packaging S.A.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare.

Providing against the remaining population of customers

The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

At December 31, 2025, trade receivables of $6 million (2024: $9 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	At December 31,
	2025	2024
	$'m	$'m
Up to three months past due	5	8
Three to six months past due	—	—
Over six months past due	1	1
	6	9

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $579 million were sold under these programs at December 31, 2025 (December 31, 2024: $620 million).

16.  Contract assets

The following table provides information about significant changes in contract assets:

	2025	2024
	$’m	$’m
At January 1,	251	259
Transfers from contract assets recognized at beginning of year to receivables	(251)	(254)
Increases as a result of new contract assets recognized during the year	245	256
Exchange	22	(10)
Balance as at December 31,	267	251

Ardagh Metal Packaging S.A.

17.  Cash, cash equivalents and restricted cash

	At December 31,
	2025	2024
	$’m	$’m
Cash at bank and in hand	208	214
Short-term bank deposits	308	388
Restricted cash	6	8
	522	610

18.  Equity share capital and share premium

Issued and fully paid shares:

	Ordinary Shares		9% Cumulative Preferred Shares		Share capital	Share premium
	No. of shares ('m)	$'m	No. of shares ('m)	$'m	$'m	$'m
At December 31, 2024	597.7	7	56.3	260	267	5,989
Redemption and cancelation of Preferred Shares	–	–	(56.3)	(260)	(260)	–
At December 31, 2025	597.7	7	–	–	7	5,989

The authorized share capital of the Company is set at one billion euro and zero cents (€1,000,000,000), divided into up to one hundred billion (100,000,000,000) shares (the “Shares”) represented by ordinary shares.

On December 2, 2025, the Company redeemed its 56,306,306 non-convertible, non-voting 9% cumulative Preferred Shares with a nominal value of €4.44 each, issued in July 2022 to AGSA and subsequently transferred to a wholly-owned subsidiary of AGSA in 2024, for a total consideration of €250 million ($289 million at the exchange rate applicable on that date). The Preferred Shares were subsequently canceled on December 9, 2025.

There have been no material transactions involving Ordinary Shares between the reporting date and the authorization of these consolidated financial statements.

Other Reserves

Other reserves includes $5.6 billion arising from the Ardagh Group reorganization which resulted in the Company acquiring the metal packaging operations of Ardagh Group S.A. that occurred during the year ended December 31, 2021.

19.  Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital structure risk, interest rate risk, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flows and shareholders’ capital. The Group aims to achieve a capital structure that results in an

Ardagh Metal Packaging S.A.

appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong statement of financial position and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The finance committee of the Board (the “Finance Committee”) reviews and monitors the capital structure, financial policies and treasury function in addition to advising the Board on whether to approve financing agreements or arrangements.

Financial risks are managed on the advice of Group Treasury and senior management in conjunction with the Finance Committee. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

The Group’s long-term liquidity needs primarily relate to the servicing of its debt obligations. Management expect to satisfy the Group’s future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance the Group’s debt obligations in advance of their respective maturity. The Group generates substantial cash flow from operations on an annual basis. The Group had $522 million in cash, cash equivalents and restricted cash at December 31, 2025 (2024: $610 million), as well as available but undrawn liquidity of $442 million (2024: $353 million) under its credit facilities (note 20).

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA (see note 4). As at December 31, 2025 the ratio was 5.3x (2024: 4.9x).

Interest rate risk

At December 31, 2025, the interest on the Group’s senior facilities was 100% (2024: 92%) fixed, with a weighted average interest rate of 4.0% (2024: 4.1%). As a result, movements in market interest rates would not have a material impact on either the profit or loss, or shareholders’ equity.

Currency exchange risk

The Group presents its consolidated financial statements in U.S. dollar. The functional currency of the Company is euro.

At December 31, 2025, the Group operated 23 production facilities in 9 countries, across three continents and its main currency exposure in the year then ended, from the euro functional currency, was in relation to the U.S. dollar, British pound and Brazilian real. Currency exchange risk arises from future commercial transactions and recognized assets and liabilities.

As a result of the consolidated financial statements being presented in U.S. dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

Ardagh Metal Packaging S.A.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the functional currency euro exchange rate by 1% against all other foreign currencies from the December 31, 2025 rate would decrease shareholders’ equity by approximately $1 million (2024: $4 million decrease).

Commodity price risk

The Group is exposed to changes in prices of energy and its main raw materials, primarily aluminum. Aluminum is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Our preferred commodity price risk management mechanism is the use of pass through provisions in our sales contracts. Where we do not have such pass through provisions, we use fixed price supply or derivative agreements to manage commodity price risk. We depend on an active liquid market and available credit lines with suppliers and banks to cover this risk. Our risk management practices are dependent on robust hedging policies and procedures.

Energy price has been exposed to increased volatility in recent years. Where energy pass through provisions in our contracts do not exist, the Group’s policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead and certain of our requirements beyond one year. Such contracts are used exclusively to obtain delivery of the Group’s anticipated energy supplies. The Group does not trade nor look to profit from such activities. The Group avails ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. Any natural gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative contracts with counterparty banks to cover the risk.

Increasing raw material costs over time has the potential, if customers are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our business. We are also exposed to possible interruptions of supply of aluminum or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the customers of the Group, including outstanding receivables. The policy of the Group is to invest excess liquidity, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where

Ardagh Metal Packaging S.A.

possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made where deemed necessary and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2025, the ten largest customers of the Group accounted for approximately 57% of total revenues (2024: 57%; 2023: 55%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury, where practically possible. Group Treasury invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short-term and long-term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long-term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

As described in note 23, the Group has access to independent third-party payable processors. The third-party payable processors are in good financial condition. Based on the total amount of trade payables that are part of the processing and the increase in payment terms compared to comparable payables that are not included, the impact on the Group’s liquidity is not significant.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

Ardagh Metal Packaging S.A.

20.  Financial assets and liabilities

At December 31, 2025, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	529	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	670	–
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	587	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	351	30-Apr-27	Revolving	–	–	351
Bradesco Facility	BRL	500	30-Oct-26	Bullet	–	–	91
Lease obligations	Various	–	Various	Amortizing	–	368	–
Other borrowings	Various	–	Various	Amortizing	–	27	–
Total borrowings						4,451	442
Deferred debt issue costs						(32)	–
Net borrowings						4,419	442
Cash, cash equivalents and restricted cash						(522)	522
Derivative financial instruments used to hedge foreign currency and interest rate risk						3	–
Net debt / available liquidity						3,900	964

The Group’s net borrowings of $4,419 million (2024: $3,902 million) are classified as non-current liabilities of $4,301 million (2024: $3,797 million) and current liabilities of $118 million (2024: $105 million) in the consolidated statement of financial position at December 31, 2025.

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2024 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sept-28	Bullet	450	468	–
3.250% Senior Secured Green Notes	USD	600	01-Sept-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sept-29	Bullet	500	519	–
4.000% Senior Green Notes	USD	1,050	01-Sept-29	Bullet	1,050	1,050	–
Senior Secured Term Loan	EUR	269	24-Sept-29	Bullet	269	280	–
Global Asset Based Loan Facility	USD	272	06-Aug-26	Revolving	–	–	272
Bradesco Facility	BRL	500	30-Sept-28	Bullet	–	–	81
Lease obligations	Various	–	Various	Amortizing	–	374	–
Other borrowings	Various	–	Rolling	Amortizing	–	42	–
Total borrowings						3,933	353
Deferred debt issue costs						(31)	–
Net borrowings						3,902	353
Cash, cash equivalents and restricted cash						(610)	610
Derivative financial instruments used to hedge foreign currency and interest rate risk						13	–
Net debt / available liquidity						3,305	963

The following table summarizes movement in the Group’s net debt:

	At December 31,
	2025	2024
	$’m	$’m
Net decrease/(increase) in cash, cash equivalents and restricted cash per consolidated statement of cash flows*	88	(167)
Increase in net borrowings and derivative financial instruments	507	160
Increase/(decrease) in net debt	595	(7)
Net debt at January 1,	3,305	3,312
Net debt at December 31,	3,900	3,305

*Includes exchange gain/(loss) on cash, cash equivalents and restricted cash

The increase in net debt primarily includes proceeds from borrowings of $1,309 million (2024: $517 million), foreign exchange loss of $172 million (2024: gain of $83 million) and a decrease in cash, cash equivalents and restricted cash of $88 million (2024: increase of $167 million), which is partly offset by repayments of borrowings of $957 million (2024: $229 million), net fair value gains on derivative financial instruments of $10 million (2024: $8 million), a net decrease in lease obligations of $6 million (2024: $34 million) and a net increase of deferred debt issue costs of $1 million (2024: $3 million).

Ardagh Metal Packaging S.A.

Maturity profile

The maturity profile of the Group’s total borrowings is as follows:

	At December 31,
	2025	2024
	$’m	$’m
Within one year or on demand	118	105
Between one and three years	1,269	755
Between three and five years	1,722	3,017
Greater than five years	1,342	56
Total borrowings	4,451	3,933
Deferred debt issue costs	(32)	(31)
Net borrowings	4,419	3,902

Included within total borrowings between one and three years, between three and five years and greater than five years is the Group’s Senior Facilities of $4,056 million (2024: $3,517 million).

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	At December 31,
	2025	2024
	$’m	$’m
Not later than one year	130	110
Later than one year and not later than five years	244	268
Later than five years	64	66
	438	444

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At December 31, 2025	$’m	$’m	$’m
Within one year or on demand	303	17	1,437
Between one and three years	1,609	16	—
Between three and five years	1,918	—	—
Greater than five years	1,360	4	—

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At December 31, 2024	$’m	$’m	$’m
Within one year or on demand	270	32	1,170
Between one and three years	1,049	20	—
Between three and five years	3,181	1	—
Greater than five years	67	—	—

Ardagh Metal Packaging S.A.

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2025	$'m	$'m	$'m	$'m
Loan Notes	4,056	(29)	4,027	3,946
Other borrowings	27	(3)	24	27
	4,083	(32)	4,051	3,973

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2024	$'m	$'m	$'m	$'m
Senior Facilities*	3,517	(28)	3,489	3,173
Other borrowings	42	(3)	39	42
	3,559	(31)	3,528	3,215

*Includes Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

Financing activity

2025

On December 1, 2025, the Group issued €570 million 5.000% Senior Secured Green Notes due 2031 and $620 million 6.250% Senior Secured Green Notes due 2031. Net proceeds from the issue of these notes were used to (i) redeem the Group’s 6.000% Senior Secured Green Notes due 2027, (ii) repay the Senior Secured Term Loan, (iii) pay the applicable redemption premiums and accrued interest in accordance with their terms, (iv) redeem the Preferred Shares (see note 18), and (v) terminate the Group’s CCIRS scheduled to mature in June 2026.

The Bradesco Facility expired on September 30, 2025, in accordance with the contractual terms having remained undrawn at that date and on November 12, 2025, an amended Bradesco Facility (the “Amended Bradesco Facility”) took effect maturing on October 30, 2026.  The Amended Bradesco Facility contains similar terms as the Bradesco Facility in respect of the security to be provided in the event the facility is drawn.

The decrease in lease obligations from $374 million at December 31, 2024 to $368 million at December 31, 2025, primarily reflects $111 million of principal repayments and $2 million of lease disposals, partly offset by $97 million of new lease liabilities and $10 million of foreign currency movements during the year ended December 31, 2025.

At December 31, 2025 the Group had no cash drawings on the Global Asset Based Loan facility, with $351 million of the total facility of $415 million available due to amounts allocated for working capital collateralization.

2024

On October 7, 2024, AMPSA entered into a new credit facility with Banco Bradesco S.A. in Brazil (the “Bradesco Facility”) for BRL500 million (approximately $90 million at the exchange rate applicable on that date). Until September 30, 2025, the Bradesco Facility could be drawn for a period of three years and when drawn, partial security would be provided over the equity interests of certain AMPSA subsidiaries.

Ardagh Metal Packaging S.A.

On September 24, 2024, AMPSA and certain of its subsidiaries entered into an agreement for a new €269 million ($300 million equivalent) senior secured term loan facility (the “Senior Secured Term Loan”) with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P.. The Senior Secured Term Loan had a maturity date of September 2029 and was secured on a pari passu basis alongside the Senior Secured Green Notes maturing in 2027 and 2028.

The decrease in lease obligations from $408 million at December 31, 2023 to $374 million at December 31, 2024, primarily reflects $97 million of principal repayments, $6 million of foreign currency movements and $3 million of disposals of lease assets, partly offset by $72 million of new lease liabilities (including a lease liability payable to the Ardagh Group of $3 million) during the year ended December 31, 2024.

At December 31, 2024 the Group had no cash drawings on the Global Asset Based Loan facility, which has a maximum cash capacity available to draw down of $363 million when fully collateralized. At December 31, 2024, working capital collateralization limited the available borrowing base to $272 million.

Effective interest rates

	2025		2024
	USD	EUR	USD	EUR
5.000% Senior Secured Green Notes due 2031	—	5.65%	—	—
6.250% Senior Secured Green Notes due 2031	6.95%	—	—	—
2.000% Senior Secured Green Notes due 2028	—	2.27%	—	2.27%
3.250% Senior Secured Green Notes due 2028	3.52%	—	3.52%	—
6.000% Senior Secured Green Notes due 2027	—	—	6.72%	—
3.000% Senior Green Notes due 2029	—	3.25%	—	3.25%
4.000% Senior Green Notes due 2029	4.26%	—	4.26%	—
Senior Secured Term Loan	—	—	—	10.12%

	2025	2024
	Various Currencies
Lease obligations	6.32%	6.27%

The carrying amounts of net borrowings are denominated in the following currencies.

	At December 31,
	2025	2024
	$’m	$’m
Euro	1,832	1,306
U.S. dollar	2,543	2,555
GBP	24	27
Other	20	14
	4,419	3,902

The Group has undrawn borrowing facilities expiring within one year and beyond one year at December 31, 2025, of $91 million (2024: $nil) and $351 million (2024: $353 million), respectively.

Ardagh Metal Packaging S.A.

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility, Senior Secured Term Loan and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants (see note 22 for further details) – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants was based on an observable market price and represented a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Ardagh Metal Packaging S.A.

Derivative financial instruments

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
At December 31, 2025	$’m	$’m	$’m
Fair Value Derivatives
Commodity contracts	36	32	404
Forward foreign exchange contracts	7	2	716
Cross currency interest rate swaps	—	3	662
	43	37	1,782

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
At December 31, 2024	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	14	30	301
Forward foreign exchange contracts	5	7	592
Cross currency interest rate swaps	3	16	300
	22	53	1,193

All cash payments in relation to derivative instruments are paid or received when they mature, or for the Group’s CCIRS terminated in the current year, on the date of early redemption.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net liability position at December 31, 2025 of $3 million (December 31, 2024: $13 million).

During the year ended December 31, 2025, the Group terminated its CCIRS with a fair value of $34 million at the date of termination for a cash payment of $35 million, and entered into a series of new CCIRS, swapping $330 million into synthetic GBP debt. These new CCIRS were designated as hedge accounting arrangements to hedge certain portions of the Group’s borrowings and interest thereon.

Net investment hedges in foreign operations

At December 31, 2025, the Group has designated $360 million of its Loan Notes as a net investment hedge. A gain of $41 million was recognized in relation to the Group's net investment hedging arrangements in the consolidated statement of comprehensive income for the year ended December 31, 2025 (2024: loss of $22 million).

Ardagh Metal Packaging S.A.

Commodity forward contracts

The Group hedges a portion of its anticipated metal and energy purchases. Excluding conversion and freight costs, the physical metal and energy deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month. Certain forward contracts are designated as cash flow hedges and the Group has determined the existence of an economic relationship between the hedged item and the hedging instrument based on common indices used. Ineffectiveness may arise if there are changes in the forecasted transaction in terms of pricing, timing or quantities, or if there are changes in the credit risk of the Group or the counterparty. The Group applies a hedge ratio of 1:1.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges and are set so to closely match the critical terms of the underlying cash flows. In hedges of forecasted foreign currency sales and purchases ineffectiveness may arise for similar reasons as outlined for commodity forward contracts.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Virtual Power Purchase Agreement

As part of the sustainability strategy to achieve climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facilities. The benefit accruing from the virtual power purchase agreement is the Group receives certificates as proof of origin of electricity from renewable energies, and in return pays a quarterly financial flow to the developer if the respective spot electricity price falls below an agreed floor price.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 2.1% (December 31, 2024: 2.1%), with an estimate for volatility of 31% (December 31, 2024: 31%). The estimated fair market value at December 31, 2025 was a liability of $4 million (December 31, 2024: asset of $2 million), which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at December 31, 2025.

21. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

Other defined benefit schemes are unfunded and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

Ardagh Metal Packaging S.A.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2025 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee benefit obligations, net of employee benefit assets included within non-current assets, recognized in the consolidated statement of financial position of $137 million (2024: $144 million) includes other employee benefit obligations of $39 million (2024: $40 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	Germany		UK*		U.S. and Other**		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(102)	(98)	(138)	(133)	(80)	(74)	(320)	(305)
Assets	—	—	153	143	69	58	222	201
Net (obligations)/assets	(102)	(98)	15	10	(11)	(16)	(98)	(104)

*The net employee benefit asset in the UK as at December 31, 2025 and 2024 is included within non-current assets on the statement of financial position.

**Net obligation of ‘Other’ defined benefit schemes at December 31, 2025 is $7 million (2024: $7 million).

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Current service cost and administration costs:
Cost of sales – current service cost (note 9)	(8)	(8)	(8)
SG&A – current service cost (note 9)	(4)	(3)	(2)
	(12)	(11)	(10)
Cost of sales - Exceptional past service charge	—	—	(4)
Finance expense (note 6)	(5)	(5)	(5)
	(17)	(16)	(19)

Ardagh Metal Packaging S.A.

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Remeasurement of defined benefit obligation:
Actuarial gain arising from changes in demographic assumptions	1	4	4
Actuarial gain/(loss) arising from changes in financial assumptions	15	19	(12)
Actuarial loss arising from changes in experience	(2)	(9)	(2)
	14	14	(10)
Remeasurement of plan assets:
Actual return less expected return on plan assets	5	(21)	(5)
Actuarial gain/(loss) for the year on defined benefit pension schemes	19	(7)	(15)
Actuarial gain/(loss) on other long-term and end of service employee benefits	2	4	(1)
	21	(3)	(16)

The actual return on plan assets was a gain of $16 million in 2025 (2024: loss of $11 million; 2023: gain of $5 million).

Movement in the present value of defined benefit obligations and fair value of plan assets:

	Obligations		Assets
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m
At January 1,	(305)	(324)	201	219
Interest income	—	—	11	10
Current service cost	(6)	(6)	—	—
Interest cost	(14)	(13)	—	—
Administration expenses paid	—	—	(1)	—
Remeasurements	14	14	5	(21)
Employer contributions	—	—	11	11
Employee contributions	(1)	(1)	1	1
Benefits paid	18	16	(18)	(16)
Exchange	(26)	9	12	(3)
At December 31,	(320)	(305)	222	201

The defined benefit obligations above include $105 million of unfunded obligations, principally in Germany (2024: $100 million).

Interest income and interest cost above does not include interest cost of $2 million (2024: $2 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $6 million (2024: $5 million) relating to other employee benefit obligations.

Ardagh Metal Packaging S.A.

An analysis of the assets held by the plans is as follows:

	At December 31,
	2025	2025	2024	2024
	$’m	%	$’m	%
Equities	1	—	—	—
Target return funds	99	45	93	47
Bonds	52	23	49	24
Cash and other	70	32	59	29
	222	100	201	100

The pension assets do not include any of the Company’s ordinary shares, other securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize returns while minimizing volatility. The asset classes include fixed income government and non-government securities and real estate, as well as cash.

Characteristics and associated risks

The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the year ended December 31, 2019, the Ardagh Group elected to re-design its pension scheme in Germany, moving to a contribution orientated scheme.

The UK pension plan is a trust-based UK funded final salary defined benefit scheme providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Ardagh Metal Packaging UK Limited and Ardagh Metal Packaging Trading UK Limited. It is closed to new entrants and was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated either based on service to December 31, 2018, with members’ benefits based on earnings as at December 31, 2018, for those members who were still active at that date, or based on service to the earlier of retirement or leaving date for members who stopped accruing benefits prior to December 31, 2018, based on earnings as at retirement or leaving date. The UK pension plan is governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The UK pension plan is subject to the UK regulatory framework, the requirements of The Pensions Regulator and is subject to a statutory funding objective.

In June 2023, the UK High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments, made between April 6, 1997 and April 5, 2016, for contracted-out defined benefit pension plans were invalid if they were not accompanied by the correct actuarial confirmation. The judgment was appealed and in July 2024, the UK Court of Appeal upheld the High Court decision.

Following the ruling in 2024, it was determined that there could be an impact on the Group's defined benefit scheme in the UK but no adjustment was recognized in the financial statements for the year ended December 31, 2024 while the potential impact was being monitored by the Group and the Trustees. During 2025, the UK Government published draft legislation proposing retrospective validation of affected amendments be permitted, thereby potentially

Ardagh Metal Packaging S.A.

avoiding significant and costly increases in defined benefit obligations. It is expected that the proposed legislation will be enacted in 2026 and accordingly, the Group has not recognized any adjustment in the financial statements for the year ended December 31, 2025.

Our North American business within our Americas segment sponsors a defined benefit pension plan as a single employer scheme which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the U.S. Department of Labor. The North American plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the consolidated financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2025	2024	2025	2024	2025	2024
	%	%	%	%	%	%
Rates of inflation	2.00	2.00	2.80	3.00	2.20	2.20
Rates of increase in salaries	3.00	3.00	2.45	2.60	3.00	3.00
Discount rates	4.33	3.57	5.60	5.55	5.90	5.87

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	23	23	21	21	21	21
Life expectancy, future pensioners	25	25	23	23	23	23

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would increase by an estimated $21 million (2024: $22 million). If the discount rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would decrease by an estimated $20 million (2024: $19 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $10 million (2024: $9 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $9 million (2024: $10 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $11 million (2024: $10 million). If the salary increase

Ardagh Metal Packaging S.A.

rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $10 million (2024: $11 million).

The impact of increasing the life expectancy by one year would result in an increase in the net defined benefit obligation of the Group of $6 million at December 31, 2025 (2024: $6 million), holding all other assumptions constant.

The principal defined benefit schemes are described briefly below at December 31:

	Europe	Europe	North
	UK	Germany	America
Nature of the schemes	Funded*	Unfunded	Funded
2025
Active members	—	608	541
Deferred members	491	306	159
Pensioners including dependents	573	218	219
Weighted average duration (years)	12	14	14
2024
Active members	—	643	656
Deferred members	491	298	129
Pensioners including dependents	573	202	153
Weighted average duration (years)	12	15	14

*Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator. The next update is planned for the year ended December 31, 2027.

The Group’s best estimate of contributions expected to be paid to defined benefit schemes in 2026 is approximately $10 million and the expected total benefit payments for defined benefit and other long-term employee benefit obligations for the next five years are:

						Subsequent
	2026	2027	2028	2029	2030	five years
	$’m	$’m	$’m	$’m	$’m	$’m
Benefits	26	22	21	23	23	124

The Group also has defined contribution plans. The contribution expense associated with these plans for 2025 was $22 million (2024: $21 million; 2023: $19 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2026 is $21 million (2025: $21 million).

Other employee benefits

Long-term employee benefit obligations of $39 million (2024: $40 million) comprise amounts due to be paid under post-retirement medical schemes in North America, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

Ardagh Metal Packaging S.A.

22.  Other liabilities and provisions

	At December 31,
	2025	2024
	$’m	$’m
Other liabilities
Non-current	14	18
Provisions
Current	10	14
Non-current	21	19
	45	51

Other liabilities

Earnout Shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 3% (December 31, 2024: risk-free rate 4%); and traded closing AMPSA share price, with estimates volatility of 50% (December 31, 2024: volatility 59%) and dividend yield. The estimated valuations of the liability at December 31, 2025, and December 31, 2024, were $3 million and $10 million, respectively. Changes in the fair market valuation of the Earnout Shares of $7 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2025 (2024: $13 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at December 31, 2025, of approximately $2 million (December 31, 2024: $4 million).

Warrants

AMPSA warrants are exercisable for the purchase of Ordinary Shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate 3% (December 31, 2024: risk-free rate 4%), with estimates for volatility 50% (December 31, 2024: volatility 59%) and dividend yield. The estimated valuations of the liability at December 31, 2025, and December 31, 2024, were $nil and $1 million, respectively. Changes in the valuation of the Private and Public Warrants of $1 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2025 (December 31, 2024: $1 million). Any increase or decrease in volatility of 5% would not result in a change in the fair value of the AMP Warrants at December 31, 2025 (December 31, 2024: $nil). All outstanding warrants were delisted from the NYSE on December 3, 2025 due to “abnormally low selling price” levels.

Ardagh Metal Packaging S.A.

Put and call arrangements

In conjunction with the NOMOQ acquisition completed in February 2023, the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at December 31, 2025 of $11 million (December 31, 2024: $7 million) within other liabilities and provisions.

Provisions

Total
provisions
$’m
At January 1, 2024	48
Provided	19
Released	(10)
Paid	(23)
Exchange	(1)
At December 31, 2024	33
Provided	7
Released	(7)
Paid	(4)
Exchange	2
At December 31, 2025	31

Provisions relate mainly to customer quality claims, legal and probable environmental claims of $9 million (2024: $12 million), and restructuring cost provisions of $3 million (2024: $4 million). In addition to the aforementioned, provisions also includes non-current amounts in respect of annual long-term (three-year) cash bonus incentive programs for senior management of the Group, of approximately $19 million (2024: $17 million).

The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

23.  Trade and other payables

	At December 31,
	2025	2024
	$’m	$’m
Trade payables	1,266	1,041
Other payables and accruals including other tax and social security payable	248	194
Payables and accruals for exceptional items	19	9
Related party payables (note 26)	6	6
	1,539	1,250

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses. Value added tax payable of $56 million (2024: $45 million) is also included in other payables and accruals.

Ardagh Metal Packaging S.A.

Trade payables processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations.

Included within trade and other payables at December 31, 2025 is an amount of $84 million (2024: $111 million) that is part of the programme and for which suppliers have received payments from the processors. These payments are considered non-cash transactions for the Group and there were no significant changes in the carrying amount of trade payables subject to trade payables processing.

The range of payment due dates for trade payables that are part of the processing at December 31, 2025 are 90 – 150 days (2024: 60 – 150 days) after the invoice date, with comparable trade payables that are not part of the processing being due 55 – 150 days (2024: 55 – 120 days) after the invoice date with payment terms varying by jurisdiction and procurement category.

24. Cash generated from operating activities

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Profit for the year	11	(3)	(50)
Income tax (credit)/charge (note 7)	(7)	13	(21)
Net finance expense (note 6)	240	192	147
Depreciation and amortization (notes 10, 11)	463	449	418
Exceptional operating items (note 5)	32	21	106
Movement in working capital	(2)	40	270
Exceptional costs paid, including restructuring	(19)	(53)	(56)
Cash generated from operations	718	659	814

Ardagh Metal Packaging S.A.

25. Dividends

	Year ended December 31,
	2025	2024
	$'m	$'m
Cash dividends on Ordinary Shares declared and paid:
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	60
Cash dividends on Preferred Shares declared and paid:
Interim dividend	6	6
Interim dividend	6	6
Interim dividend	6	6
Interim dividend	4	6
	262	264

2025

On February 25, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2025, to shareholders of record on March 13, 2025. On February 25, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2025.

On April 22, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on May 15, 2025 to shareholders of record on May 5, 2025. On April 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on May 15, 2025.

On July 22, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on August 19, 2025 to shareholders of record on August 7, 2025. On July 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on August 19, 2025.

On October 21, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on November 13, 2025 to shareholders of record on November 3, 2025. On October 21, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares to be paid on November 13, 2025. The net pro-rata dividend up to the redemption date of the Preferred Shares (note 18), amounted to €4 million ($4 million).

2024

On February 20, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2024.

Ardagh Metal Packaging S.A.

On April 23, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on June 26, 2024.

On July 23, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on September 26, 2024 to shareholders of record on September 12, 2024. On July 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on September 26, 2024.

On October 22, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on December 19, 2024 to shareholders of record on December 5, 2024. On October 22, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on December 19, 2024.

26.  Related party transactions and information

(i)	Ultimate controlling shareholders

Following completion of the Transaction (see note 1), at February 24, 2026, the approval date of these consolidated financial statements, the ultimate controlling shareholder of Ardagh Metal Packaging S.A., through its 100% ownership of Ardagh Group S.A., is Ardagh Holdings S.A. (formerly Yeoman Capital S.A.), a company registered in Luxembourg.

(ii)	Common directorships

Following completion of the Transaction (see note 1), Herman Troskie and Mark Porto who serve as directors on the board of the Company also serve as directors on the boards of Ardagh Group S.A. and Ardagh Holdings S.A..

(iii)  Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. Key management includes individuals who provide services to AMPSA while the related costs are fully borne by the Ardagh Group. An allocation of the compensation attributable for these services is included below. The amount outstanding at December 31, 2025, was $9 million (2024: $4 million).

Salaries and other short-term employee benefits related to key management for the year ended December 31, 2025, was $8 million (2024: $6 million). Post-employment and other benefits for the year ended December 31, 2025, was $6 million (2024: $3 million). In the event that certain performance-related targets are achieved in the period to December 31, 2027, which are not guaranteed and remain uncertain, a further $4 million (2024: $3 million) could become payable under the Group’s post-employment and other benefit arrangements.

Ardagh Metal Packaging S.A.

(iv) Transactions and balances with other related parties

For the year ended December 31, 2025, related party transaction and balances include the Group’s pension schemes (note 21), the Services Agreement and the Joint IT Assets Agreement between AMPSA and the Ardagh Group (please see below and note 10, respectively), a lease agreement between AMPSA and the Ardagh Group (notes 11 and 20), the Earnout shares (note 22), movement in working capital, including costs reimbursed by the Ardagh Group of $nil, and dividends (note 25).

In 2021, the Ardagh Group and AMPSA entered into a Services Agreement, pursuant to which the Ardagh Group, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to the Ardagh Group and its affiliates (other than AMPSA and its subsidiaries). The services pursuant to the Services Agreement include typical corporate functional support areas in order to compliment the activities in these areas which exist within AMPSA. As consideration for the corporate services provided by the Ardagh Group to AMPSA, AMPSA has provided corporate services to the Ardagh Group and has incurred an expense of $39 million for each of the years ended December 31, 2025, 2024 and 2023. The fees for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2025, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided calculated based on an allocation of the cost associated with such services. The Services Agreement will renew automatically on an annual basis until terminated. All or any part of the Services Agreement may be terminated by either party providing nine months prior written notice to the other party, or by mutual consent of both parties in writing at any time.

With the exception of the balances outlined in (i) to (iv) above, there are no material balances outstanding with related parties at December 31, 2025.

Ardagh Metal Packaging S.A.

(v) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly-owned, at December 31, 2025.

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda.	Brazil
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SLU	Spain
Ardagh Metal Packaging Spain SLU	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States

A number of the above legal entities act as subsidiary guarantor for the debt of the Group at December 31, 2025 and 2024.

27.  Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

Ardagh Metal Packaging S.A.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at December 31, 2025.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

28. Events after the reporting period

On February 24 , 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be paid on March 26, 2026, to shareholders of record on March 12, 2026.

On January 29, 2026, the Group signed an amendment agreement to increase the Global Asset Based Loan facility to $450 million and to extend the maturity to January 29, 2031.

29. Company financial information

  This note has been included in these consolidated financial statements in accordance with the requirements of Regulation S-X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for the Company as presented in accordance with IFRS Accounting Standards as issued by the IASB. The statement of comprehensive income and the statement of cash flows reflect the years ended December 31, 2025, 2024 and 2023.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS Accounting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The individual company financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

The functional currency of the Company is euro and accordingly, the individual company financial statements set out below is presented in euro.

Ardagh Metal Packaging S.A.

(i)	Statement of comprehensive income

	Year ended December 31,
	2025	2024	2023
	€’m	€’m	€’m
Dividend income (iv)	199	—	—
Other income	17	14	—
Other external charges	(2)	(2)	(2)
Finance expense	(42)	(22)	(5)
Profit/(loss) before exceptional items	172	(10)	(7)
Exceptional operating (costs)/income (v)	(3)	1	1
Exceptional finance income (v)	7	13	55
Impairment of investments in subsidiary undertakings (vi)	(555)	(400)	—
(Loss)/profit before tax	(379)	(396)	49
Income tax credit	—	3	—
(Loss)/profit and total comprehensive (expense)/income for the year	(379)	(393)	49

Ardagh Metal Packaging S.A.

(ii)	Statement of financial position

	At December 31,
	2025	2024
	€’m	€’m
Non-current assets
Investments in subsidiary undertakings	2,446	3,001
	2,446	3,001
Current assets
Amounts receivable from subsidiary undertakings	19	15
Other receivables and prepayments	7	3
	26	18
Total assets	2,472	3,019

Equity attributable to owners of the parent
Equity share capital	6	256
Share premium	5,097	5,097
Legal reserve	1	1
Other reserves	(1,832)	(1,832)
Retained earnings	(1,662)	(1,051)
Total equity	1,610	2,471

Non-current liabilities
Amounts payable to subsidiary undertakings (vii)	809	256
Amounts payable to related parties (viii)	2	9
Other liabilities	—	1
	811	266

Current liabilities
Amounts payable to subsidiary undertakings	45	282
Other liabilities	6	-
	51	282
Total liabilities	862	548
Total equity and liabilities	2,472	3,019

Ardagh Metal Packaging S.A.

(iii) Statement of cash flows

	Year ended December 31,
	2025	2024	2023
	€’m	€’m	€’m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations	11	(2)	(2)
Net cash from/(used in) operating activities	11	(2)	(2)
Cash flows from investing activities
Dividends received	199	—	—
Net cash received from investing activities	199	—	—
Cash flows (used in)/from financing activities
Proceeds from borrowings with subsidiary undertakings	274	245	246
Dividends paid (ix)	(234)	(243)	(244)
Redemption of Preferred Shares (x)	(250)	—	—
Net cash (used in)/from financing activities	(210)	2	2
Net decrease in cash and cash equivalents	—	—	—
Cash and cash equivalents at the beginning of the year	—	—	—
Exchange gains on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	—	—	—

(iv) Dividend income

During the year the Company received dividends of €199 million from its subsidiary, Ardagh Metal Packaging Group Sarl (2024: nil).

(v) Exceptional (costs)/income

Exceptional operating costs of €3 million has been recognized for the year ended December 31, 2025 (2024: income of €1 million, 2023: income of €1 million) primarily relating to legal fees and transaction related real estate transfer tax. Exceptional finance income comprised of a net €7 million gain on movements in the fair market values on the Earnout Shares and Public and Private Warrants (2024: €13 million, 2023: €55 million).

(vi) Impairment of investments in subsidiary undertakings

At December 31, 2025, Management has assessed the recoverable amount of its investments in subsidiary undertakings and concluded that an impairment charge of €555 million should be recognized (2024: €400 million, 2023: €nil). The Company uses the fair value less cost of disposal (“FVLCD”) model for the purposes of its impairment test. In assessing FVLCD, Management uses a market approach, which includes, as key assumptions, the valuation multiple which a market participant would apply to risk-Adjusted EBITDA.

(vii) Amounts payable to subsidiary undertakings after one year

Amounts payable to subsidiary undertakings relate to term loans with the Company’s subsidiary, Ardagh Metal Packaging Treasury Limited.

Ardagh Metal Packaging S.A.

(viii) Amounts payable to related parties

Amounts payable to related parties at December 31, 2025 relate to the Earnout Shares which are issuable by AMPSA to the Ardagh Group - see notes 22 and 26.

(ix) Dividends paid

During the year the Company paid dividends to its equity holders of €234 million (2024: €243 million, 2023: €244 million). The ordinary dividend paid to equity holders is denominated in U.S dollar and the year on year movement is attributable to foreign exchange rate fluctuations.

(x) Redemption of Preferred Shares

On December 2, 2025, the Company redeemed its 56,306,306 non-convertible non-voting 9% cumulative Preferred Shares with a nominal value of €4.44 each, issued to Ardagh Group in July 2022, for a total consideration of €250 million. The Preferred Shares were subsequently canceled on December 9, 2025.

(xi) Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2025 including guarantees under Section 357 of the Irish Companies Act, 2014 and Section 264 of the German Commercial Code. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries.

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2025.

(xii) Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent-only financial information and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2025	2024	2023
	€'m	€'m	€'m
IFRS profit/(loss) reconciliation:
Parent only-IFRS (loss)/profit for the year	(379)	(393)	49
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	389	390	(95)
Consolidated IFRS profit/(loss) for the year	10	(3)	(46)

Ardagh Metal Packaging S.A.

	At December 31,
	2025	2024
	€’m	€’m
IFRS equity reconciliation:
Parent only-IFRS equity	1,610	2,471
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,184)	(2,602)
Consolidated-IFRS equity	(574)	(131)

	Year ended December 31,
	2025	2024	2023
	$'m	$'m	$'m
IFRS profit/(loss) reconciliation:
Parent only-IFRS (loss)/profit for the year	(424)	(427)	53
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	435	424	(103)
Consolidated IFRS profit/(loss) for the year	11	(3)	(50)

	At December 31,
	2025	2024
	$'m	$'m
IFRS equity reconciliation:
Parent only-IFRS equity	1,892	2,567
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,567)	(2,703)
Consolidated-IFRS equity	(675)	(136)

Ardagh Metal Packaging S.A.